Empire Petroleum Partners, LP

8350 North Central Expressway #M2185

Dallas, TX 75206

November 14, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Empire Petroleum Partners, LP

Registration Statement on Form S-1 filed on May 12, 2015

File No. 333-204081

Ladies and Gentlemen:

Empire Petroleum Partners, LP, a Delaware limited liability partnership (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1 (File No. 333-204081) initially filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 12, 2015 (the “Registration Statement”) be withdrawn effective immediately. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement. The Company requests this withdrawal because it has determined not to pursue the public offering to which the Registration Statement relates at this time due to market conditions. Additionally, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter.

Please provide a copy of the Order to Bruce A. Toth of Winston & Strawn LLP, via email at btoth@winston.com.

Very truly yours,

EMPIRE PETROLEUM PARTNERS, LP

By:	Empire Petroleum Partners GP, LLC,
its general partner

By:	/s/ Henry Heithaus
Name:	Henry Heithaus
Title:	Chief Executive Officer